Cordia Corporation

445 Hamilton Avenue

White Plains, New York 10601

November 2, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:

Cordia Corporation

Form 10-K for the fiscal year ended December 31, 2005

Filed March 31, 2006

Form 10-Q for the quarters ended March 31 and June 30, 2006

File No. 0-51202

Dear Mr. Spirgel:

In response to your correspondence dated October 4, 2006, please find Cordia’s responses to your comments below.  In addition, please note that while said correspondence required a response on or before October 19, 2006, Cordia’s General Counsel contacted Paul Monsour on October 13, 2006, and was granted an extension until November 2, 2006.

Annual Report filed on form 10-KSB for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies and Practices

Provisions for Doubtful Accounts, page F-8

We note that your percentage of “Provisions of Doubtful Accounts” to “Telecommunication Revenues” increased significantly from 4.9% for the year ended December 31, 2004 to 11.7% in the quarter ended March 31, 2005.  We note your discussion in the MD&A filed with the March 31, 2005 Form 10-Q that after assessing your operations and functionality, your management determined that your viability in the industry required an improvement of your ability to reduce customer churn and bad debt.  You discussed the implementation of a series of steps to reduce bad debt and that you believed that the combined effect of these controls of steps to reduce bad debt and that you believed that the combined effect of these controls would lead to a reduction in bad debt as a percentage of revenue during the second half of 2005.  However, we note that your percentage of Provisions for Doubtful Accounts to Telecommunication Revenues in the quarters ended June 30, September 30, and December 31, 2005 was 12.6%, 12.6%, and 14.9%, respectively.  In this regard, explain to us in your response:

1.

The reason for the significant increase in your percentage of Provisions for Doubtful Accounts to Telecommunication Revenues from 4.9% for the year ended 12/31/04 to 11.7% in the quarter ended March 31, 2005.

Estimates and assumptions about future events are made to the best of management’s ability and are based upon historical experience and on various other assumptions believed to be reasonable at the time they are made under the circumstances.  Management used judgment and reasonable assumptions to make an estimate for the provision for doubtful accounts (“the provision”).    Due to the rapid growth in our business during 2004 and 2005, it became more difficult to make an estimate for the provision during these years.  Management has had to make several adjustments to our methodologies to calculate the provision, as they grapple with means to reduce uncollectible accounts, and in particular expenses associated with these accounts and customers. We feel that these efforts started to produce results in 2006 when the allowance for doubtful accounts was reduced to less than 9% for both the first and second quarters.  It took longer than originally anticipated for our procedures to have an impact on our incidence of uncollectible accounts with respect to new customers, but we are hopeful that our changes will provide better results.  It will take time to evaluate the long term results and we will continue to have to use our best judgment to determine how much should be included in doubtful accounts.  We will continue to try to take a conservative estimate of allowances for doubtful accounts until we have enough historical statistical information to make adjustments in these calculations.

During the first quarter of 2005, we modified our methodology to calculate the reserve provision. For quarters prior to 1Q2005, we used a calculation by which we reserved 80% of our receivables over 120 days past due and 20% of our receivables 90 to 120 days past due. During 1Q2005 we modified that calculation to reserve 80% of our receivables over 120 days past due and 60% of our receivables 90 to 120 days past due.  This modification was deemed necessary based on our then current evaluation of the potential collectability of our older receivables and our desire to take a more conservative approach to these receivables as our revenue expanded.   In addition, during 1Q2005, we made a provision of 100% of our receivables that were over 180 days past due.

a.

Why the additional steps discussed in your March 31, 2005 Form 10Q did not result in a reduction of the percentage of Provisions of Doubtful Accounts to Telecommunication Revenues in subsequent quarters.

In our MD&A for the first quarter of 2005, we discussed the additional steps that we had taken to reduce the incidence of uncollectible accounts and our belief that these measures would have that impact in 2005.  However, we did not see the full impact of our newly implemented efforts until 2006.  In 2005, our quarterly provision as a percentage of revenues ranged between 11.7% and 14.9%, due to two reasons.  One, we modified our methodology for the provision as stated in our response to comment #1A.  Two, we were making provisions for 2004 revenues in 2005 due to our revised estimates of their collectibility.  We believe that the results of our strengthened credit controls and stringent customer acceptance norms; along with the clean up of our 2005 accounts receivables and uncollectible accounts in 2005 did have a favorable impact which is reflected in the 2006 provision for doubtful accounts.  The accounts receivable provision for doubtful accounts as a percentage of revenues for the first two quarters of 2006 was below 9%.

b.

The specific reasons that contributed to your significant bad debt provision during 2005.

Our significant bad debt provision during 2005 was due primarily to our extensive growth rate during the second half of 2004, which continued into the first quarter of 2005, when we had less stringent credit requirements and as a result acquired less creditworthy customers. In addition, we had acquired substantial amounts of residential accounts during that period, which later were deemed uncollectible.  Also, the modification in calculating our accounts receivable provision as discussed in our response to comment #1A, resulted in an increase in the bad debt provision.

c.

Whether you bill your customers on a monthly basis.  Tell us how long you continue provide services to customers who are not current with their payments.  Tell use how you recognize revenue in these types of situations.

Our customers are billed on a monthly basis. Depending on the State of their residence, customers are generally sent a ten (10) day notice of service interruption when their account becomes fifteen (15) days past due or approximately forty-five (45) days without payment. Within those ten (10) days, and before we shut off service, we attempt to contact the customer by telephone two (2) times. Depending on the State of their residence, if we do not hear back from the customer within the ten (10) day period, we generally interrupt their service. If the customer does not pay within ten (10) days of the service interruption we deactivate the account and render a final bill.

Revenue is recognized at the time the customer is billed. Recurring service charges are billed approximately one month in advance. This revenue is deferred until the following month when we recognize it. Usage charges are billed in arrears and we accrue each month for the amount of unbilled usage we expect to recognize.  We continue to recognize the billed revenue up to and including the final bill as we would have provided service to the customer through that period, and amounts are deemed collectable at that point.

d.

Tell us what percentage of the bad debt provision recorded in each quarter of 2005 relates to 2004 revenues.

The following table provides information on the percentage and amount of bad debt recorded in each quarter of 2005, which we estimate relates to 2004 revenues.

1Q2005 – 7.7%, or approximately $711,000, relates to 2004

2Q2005 – 4.5%, or approximately $447,000 relates to 2004

3Q2005 – 2.6%, or approximately $307,000 relates to 2004

4Q2005 – 0%   relates to 2004

These estimates are to the best of our knowledge and are approximate.

e.

Provide us with a schedule showing the movement of your allowance for doubtful accounts from January 1, 2005 to December 31, 2005.

Cordia Corporation
Schedule of Allowance for Doubtful Accounts
2005

			Write-offs
Allowance		Allowance	and Adjustment
Account	Opening Balance	Amount per Qtr	amounts per Qtr	Ending Balance

1/1/2005	$(627,158)			$ (627,158)

1Q2005	(627,158)	(816,520)		(1,443,678)

2Q2005	(1,443,678)	(1,501,996)		(2,945,675)

3Q2005	(2,945,675)	(1,187,748)		(4,133,423)

4Q2005	$ (4,133,423)	$ (1,812,716)	$ 5,081,311	$ (864,828)

Cordia acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Cordia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any additional questions or concerns.

Respectfully submitted,

Gandolfo Verra

Chief Financial Officer

Cc:

Paul Mounsour

Carlos Pacho